UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Enhance Skin Products Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

29332N 107
 (CUSIP Number)

Samuel Asculai, Ph.D.
Enhance Skin Products Inc.
695 South Colorado Boulevard, Suite 480
Denver, Colorado 80246
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2008
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ¤¤240.13d-1(e), 240.13d-1(f) or 13d-1(g), check the following box   ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29332N 107	SCHEDULE 13D/A	Page 2 of 6

1   Name of Reporting Person         Biostrategies Consulting Group Inc.

  IRS Identification No. of Above Person            NA

2   Check the Appropriate Box if a member of a Group           (a)  ☐
(b)  ☒

3   SEC USE ONLY

4   SOURCE OF FUNDS*        CO – Transfer of Assets

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSANT TO ITEMS 2(D) OR 2(E)    ☐

6   Citizenship or Place of Organization        Ontario,Canada

NUMBER OF SHARES	7	Sole Voting Power	27,500,00
BENEFICIALLY
OWNED BY EACH	8	Shared Voting Power	0
REPORTING PERSON
WITH	9	Sole Dispositive Power	27,500,000

	10	Shared Dispositive Power	0

11   Aggregate Amount Beneficially Owned by Each Reporting Person              27,500,000

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ☐

13   Percent of Class Represented by Amount in Row 11          55.8%

14   Type of Reporting Person      CO

CUSIP No. 29332N 107	SCHEDULE 13D/A	Page 3 of 6

1   Name of Reporting Person       Samuel Asculai

 IRS Identification No. of Above Person

2   Check the Appropriate Box if a member of a Group          (a)  ☐
(b)  ☒

3   SEC USE ONLY

4   SOURCE OF FUNDS*      CO – Transfer of Assets

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSANT TO ITEMS 2(D) OR 2(E)      ☐

6   Citizenship or Place of Organization           United States

NUMBER OF SHARES	7	Sole Voting Power	27,500,00
BENEFICIALLY
OWNED BY EACH	8	Shared Voting Power	0
REPORTING PERSON
WITH	9	Sole Dispositive Power	27,500,000

	10	Shared Dispositive Power	0

11   Aggregate Amount Beneficially Owned by Each Reporting Person        27,500,000

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ☐

13   Percent of Class Represented by Amount in Row 11       55.8%

14   Type of Reporting Person                  IN

CUSIP No. 29332N 107	SCHEDULE 13D/A	Page 4 of 6

This Amendment No. 1 to Schedule 13D (the “Amendment”) relating to the common shares, par value $.001 per share (the “Common Stock”), of Enhance Skin Products Inc., a Nevada corporation (the “Company”), hereby supplements and amends the Schedule 13D jointly filed on August 25,2008 (the “Schedule 13D”) by Enhance Skin Products Inc., an Ontario corporation (hereinafter the “Reporting Ontario Corporation”), and Samuel Asculai.  Capitalized terms used but not defined in this Amendment have the respective meanings given them in the Schedule 13D.

On September 29, 2008 (the “Name Change Date), the Reporting Ontario Corporation changed its name to Biostrategies Consulting Group Inc.  All references in the Schedule 13D to the Reporting Ontario Corporation or to the Ontario Corporation which relate to the period after the Name Change Date, are hereby amended to be references to Biostrategies Consulting Group Inc.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2008	BIOSTRATEGIES CONSULTING GROUP INC.

	By:	/s/ Samuel Asculai
Samuel Asculai
President and Chief Executive Officer

	By:	/s/ Samuel Asculai
Samuel Asculai

CUSIP No. 29332N 107	SCHEDULE 13D/A	Page 5 of 6

EXHIBIT INDEX

Exhibit 99.1              Joint Filing Undertaking               Page 6

CUSIP No. 29332N 107	SCHEDULE 13D/A	Page 6 of 6

EXHIBIT 99.1

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: October 8, 2008	BIOSTRATEGIES CONSULTING GROUP INC.

	By:	/s/ Samuel Asculai
Samuel Asculai
President and Chief Executive Officer

	By:	/s/ Samuel Asculai
Samuel Asculai